June 20, 2005

Via U.S. Mail and Fax (714-288-2045)
Mr. Manu Ohri
Executive Vice-President of Finance and Chief Financial Officer
Elephant Talk Communications
438 East Katella Avenue, Suite 217
Orange, CA 92867

	Re:	Elephant Talk Communications, Inc.
		Form 10-K Fiscal Year Ended December 31, 2004
		Filed April 1, 2005
		File No. 0-30061


Dear Mr. Ohri:

      We have reviewed your supplemental response letter dated
June
6, 2005 as well as your filing and have the following comments.
As
noted in our comment letter dated May 5, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


General

1. As indicated on page 4 of our comment letter dated May 5, 2005, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Form 10-K for Fiscal Year Ended December 31, 2004

2. Please refer to prior comments 1, 2 and 3. Indicate that you intend to comply with these provisions in your future periodic reports.

3. Please refer to prior comment 7. Further supplement your response to us to better explain the distinction between the $400,000 recorded in fiscal 2003 as an allowance for bad debts and the $500,000 recorded in the current fiscal year related to accrued expenses. Specifically indicate the reason(s) for the $500,000 fluctuation in accrued expenses.

4. Please refer to prior comment 8. Tell us why you believe that gross presentation of your revenues and cost of revenues, in accordance with EITF 99-19, is appropriate.

5. Please refer to prior comment 9. In future filings, improve your disclosure to make clearer the relationship between the note payable and the fact that these are notes that are guaranteed.

6. Please refer to prior comment 10. Clarify to us in writing the flow of cash received from the bank.

7. Please refer to prior comment 11. We are still evaluating your response to comment 11.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Manu Ohri
Elephant Talk Communications, Inc.
June 20, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE